UNITED STATES
			SECURITIES AND EXCHANGE COMMISSION
	   		    Washington, D.C.  20549

				  SCHEDULE 13G/A

    		  Under the Securities Exchange Act of 1934

			       (Amendment No. 2)


			  Xtant Medical Holdings, Inc

			       (Name of Issuer)


			         Common Stock

			(Title of Class of Securities)


				  98420P100

				(CUSIP Number)

			      December 31, 2017

        (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

|X|	Rule 13d-1(b)
| |	Rule 13d-1(c)
| |	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 98420P100		Schedule 13G/A			Page 2 of 9
___________________________________________________________________________
1.Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Telemetry Investments, L.L.C.
13-4081603
___________________________________________________________________________

2.Check the Appropriate Box if a Member of a Group (See Instructions)
(a) /  /
(b) /  /
___________________________________________________________________________
3.SEC Use Only
___________________________________________________________________________
4.Citizenship or Place of Organization
Delaware
___________________________________________________________________________
Number of
		5.Sole Voting Power

Shares Bene-	0
		_________________________________________________________

ficially owned	6.Shared Voting Power

		1,416,339 (1)
by Each		_________________________________________________________
		7.Sole Dispositive Power

		0
Reporting	_________________________________________________________

		8.Shared Dispositive Power

Person With:	1,416,339 (1)
___________________________________________________________________________
9.Aggregate Amount Beneficially Owned by Each Reporting Person

   1,416,339 (1)
____________________________________________________________________________
10.Check if the Aggregate Amount in Row (9) Excludes Certain Shares
   						(See Instructions)
____________________________________________________________________________
11.Percent of Class Represented by Amount in Row 9

   7.2% *(2)
____________________________________________________________________________
12.Type of Reporting Person (See Instructions)

   IA
____________________________________________________________________________

(1) Telemetry Investments, L.L.C. is the investment manager to Telemetry Securities, L.L.C., a Delaware limited liability company. As of December 31, 2017, Telemetry Securities, L.L.C. holds $5,500,000 of the Issuer's 6.00% Convertible Senior Notes due 2021 (the "Notes"). The Notes are convertible based on a conversion rate of 257.5163 shares of Common Stock per $1,000 principal of the Notes. As a result of the foregoing, for purposes of Reg.
Section 240.13d-3, Telemetry Securities, L.L.C., Telemetry Investments, L.L.C., as the investment manager to Telemetry Securities, L.L.C., and each of Andrew J. Schorr and Daniel P. Schorr, as a manager of Telemetry Investments, L.L.C. are collectively, the Reporting Persons in respect of the common shares of the Issuer reported herein.

(2) This percentage is calculated based upon 18,173,007 shares outstanding of the Issuer, as set forth in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2017 filed with the Securities and Exchange Commission on November 21, 2017 and includes an additional 1,416,339 shares issuable to Telemetry Securities, L.L.C. upon the conversion of the Notes.



CUSIP No. 98420P100		Schedule 13G/A			Page 3 of 9
___________________________________________________________________________
1.Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Andrew J. Schorr
___________________________________________________________________________

2.Check the Appropriate Box if a Member of a Group (See Instructions)
(a) /  /
(b) /  /
___________________________________________________________________________
3.SEC Use Only
___________________________________________________________________________
4.Citizenship or Place of Organization
USA
___________________________________________________________________________
Number of
		5.Sole Voting Power

Shares Bene-	0
		_________________________________________________________

ficially owned	6.Shared Voting Power

		1,416,339 (1)
by Each		_________________________________________________________
		7.Sole Dispositive Power

		0
Reporting	_________________________________________________________

		8.Shared Dispositive Power

Person With:	1,416,339 (1)
___________________________________________________________________________
9.Aggregate Amount Beneficially Owned by Each Reporting Person

   1,416,339 (1)
____________________________________________________________________________
10.Check if the Aggregate Amount in Row (9) Excludes Certain Shares
   						(See Instructions)
____________________________________________________________________________
11.Percent of Class Represented by Amount in Row 9

   7.2% * (2)
____________________________________________________________________________
12.Type of Reporting Person (See Instructions)
IN

____________________________________________________________________________

(1) Each of Andrew J. Schorr and Daniel P. Schorr are managers of Telemetry Investments, L.L.C., a registered investment adviser to, and with power to vote or dispose of the assets of, Telemetry Securities, L.L.C. As of December 31, 2017, Telemetry Securities, L.L.C. holds $5,500,000 of the Issuer's 6.00% Convertible Senior Notes due 2021 (the "Notes"). The Notes are convertible based on a conversion rate of 257.5163 shares of Common Stock per $1,000 principal of the Notes. As a result of the foregoing, for purposes of Reg.
Section 240.13d-3, Telemetry Securities, L.L.C., Telemetry Investments,
L.L.C., as the investment manager to Telemetry Securities, L.L.C., and each of Andrew J. Schorr and Daniel P. Schorr, as a manager of Telemetry Investments, L.L.C. are collectively, the Reporting Persons in respect of the common shares of the Issuer reported herein.

(2) This percentage is calculated based upon 18,173,007 shares outstanding of the Issuer, as set forth in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2017 filed with the Securities and Exchange Commission on November 21, 2017 and includes an additional 1,416,339 shares issuable to Telemetry Securities, L.L.C. upon the conversion of the Notes.



CUSIP No. 98420P100		Schedule 13G/A			Page 4 of 9
___________________________________________________________________________
1.Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Daniel P. Schorr
___________________________________________________________________________

2.Check the Appropriate Box if a Member of a Group (See Instructions)
(a) /  /
(b) /  /
___________________________________________________________________________
3.SEC Use Only
___________________________________________________________________________
4.Citizenship or Place of Organization
USA
___________________________________________________________________________
Number of
		5.Sole Voting Power

Shares Bene-	0
		_________________________________________________________

ficially owned	6.Shared Voting Power

		1,416,339 (1)
by Each		_________________________________________________________
		7.Sole Dispositive Power

		0
Reporting	_________________________________________________________

		8.Shared Dispositive Power

Person With:	1,416,339 (1)
___________________________________________________________________________
9.Aggregate Amount Beneficially Owned by Each Reporting Person

   1,416,339 (1)
____________________________________________________________________________
10.Check if the Aggregate Amount in Row (9) Excludes Certain Shares
   						(See Instructions)
____________________________________________________________________________
11.Percent of Class Represented by Amount in Row 9

   7.2% * (2)
____________________________________________________________________________
12.Type of Reporting Person (See Instructions)
IN

____________________________________________________________________________

(1) Each of Andrew J. Schorr and Daniel P. Schorr are managers of Telemetry Investments, L.L.C., a registered investment adviser to, and with power to vote or dispose of the assets of, Telemetry Securities, L.L.C. As of December 31, 2017, Telemetry Securities, L.L.C. holds $5,500,000 of the Issuer's 6.00% Convertible Senior Notes due 2021 (the "Notes"). The Notes are convertible based on a conversion rate of 257.5163 shares of Common Stock per $1,000 principal of the Notes. As a result of the foregoing, for purposes of Reg.
Section 240.13d-3, Telemetry Securities, L.L.C., Telemetry Investments,
L.L.C., as the investment manager to Telemetry Securities, L.L.C., and each of Andrew J. Schorr and Daniel P. Schorr, as a manager of Telemetry Investments, L.L.C. are collectively, the Reporting Persons in respect of the common shares of the Issuer reported herein.

(2) This percentage is calculated based upon 18,173,007 shares outstanding of the Issuer, as set forth in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2017 filed with the Securities and Exchange Commission on November 21, 2017 and includes an additional 1,416,339 shares issuable to Telemetry Securities, L.L.C. upon the conversion of the Notes.



CUSIP No. 98420P100		Schedule 13G/A			Page 5 of 9
___________________________________________________________________________
1.Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Telemetry Securities, L.L.C.
13-4081600
___________________________________________________________________________

2.Check the Appropriate Box if a Member of a Group (See Instructions)
(a) /  /
(b) /  /
___________________________________________________________________________
3.SEC Use Only
___________________________________________________________________________
4.Citizenship or Place of Organization
Delaware
___________________________________________________________________________
Number of
		5.Sole Voting Power

Shares Bene-	0 (1)
		_________________________________________________________

ficially owned	6.Shared Voting Power

		0
by Each		_________________________________________________________
		7.Sole Dispositive Power

		0 (1)
Reporting	_________________________________________________________

		8.Shared Dispositive Power

Person With:	0
___________________________________________________________________________
9.Aggregate Amount Beneficially Owned by Each Reporting Person

   1,416,339 (1)
____________________________________________________________________________
10.Check if the Aggregate Amount in Row (9) Excludes Certain Shares
   						(See Instructions)
____________________________________________________________________________
11.Percent of Class Represented by Amount in Row 9

   7.2% (2)
____________________________________________________________________________
12.Type of Reporting Person (See Instructions)

   PN
____________________________________________________________________________

(1) As of December 31, 2017, Telemetry Securities, L.L.C. holds $5,500,000 of the Issuer's 6.00% Convertible Senior Notes due 2021 (the "Notes"). The Notes are convertible based on a conversion rate of 257.5163 shares of Common Stock per $1,000 principal of the Notes. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, Telemetry Securities, L.L.C., Telemetry Investments, L.L.C., as the investment manager to Telemetry Securities, L.L.C., and each of Andrew J. Schorr and Daniel P. Schorr, as a manager of Telemetry Investments, L.L.C. are collectively, the Reporting Persons in respect of the common shares of the Issuer reported herein.

(2) This percentage is calculated based upon 18,173,007 shares outstanding of the Issuer, as set forth in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2017 filed with the Securities and Exchange Commission on November 21, 2017 and includes an additional 1,416,339 shares issuable to Telemetry Securities, L.L.C. upon the conversion of the Notes.




CUSIP No. 98420P100             Schedule 13G/A                    Page 6 of 9

Item 1.

(a)Name of Issuer:
   Xtant Medical Holdings, Inc.


(b)Address of Issuer's Principal Executive Offices
   664 Cruiser Lane
   Belgrade, Montana 59714

Item 2.

(a)Name of Person Filing

   Telemetry Securities, L.L.C. as the holder of $5,500,000 of the Issuer's 6.00% Convertible Senior Notes due 2021 (the "Notes"). Telemetry Investments, L.L.C., as the investment manager to Telemetry Securities, L.L.C., and each of Andrew J. Schorr and Daniel P. Schorr, as a manager of Telemetry Investments, L.L.C. are collectively, the Reporting Persons hereunder.

   This filing amends that certain Schedule 13G/A filing made August 9, 2017 by Telemetry Securities, L.L.C., Telemetry Investments, L.L.C., and each of Andrew J. Schorr and Daniel P. Schorr, as a manager of Telemetry Investments, L.L.C., in respect of the same Notes, to reflect the fact that Telemetry Securities, L.L.C. is no longer registered with the SEC as a broker/dealer.

(b)Address of Principal Business Office or, if none, Residence

   545 Fifth Avenue, Suite 1108
   New York, NY  10017

(c)Citizenship

   Telemetry Investments, L.L.C. and Telemetry Securities, L.L.C.-- Delaware Andrew J. Schorr and Daniel P. Schorr -- USA


(d)Title of Class of Securities

   Common Stock


(e)CUSIP Number

   98420P100

Item 3. If this statement is filed pursuant to ss240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) | |	Broker or dealer registered under section 15 of the
		Act (15 U.S.C. 78o).(1)
(b) | |	Bank as defined in section 3(s)(6) of the Act (15 U.S.C. 78c).
(c) | |	Insurance Company as defined in section 3(a)(19) of the
		Act (15 U.S.C. 78c).
(d) | |	Investment Company registered under section 8 of the
		Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e) |X|	An investment adviser in accordance with
		s240.13d-1(b)(1)(ii)(E);(2)
(f) | |	An employee benefit plan or endowment fund in accordance
		with s240.13d-1(b)(1)(ii)(F);
(g) | |	A parent holding company or control person in accordance
		with s240.13d-1(b)(ii)(G);
(h) | |	A savings associations as defined in Section 3(b) of the
		Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) | |	A church plan that is excluded from the definition of an
		investment company under section 3c(14) of the	Investment
		Company Act of 1940 (15 U.S.C. 80a-3);
(j) | |	Group, in accordance with s240.13d-1(b)(1)(ii)(J).





CUSIP No. 98420P100             Schedule 13G/A                    Page 7 of 9

Item 4.  Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned:

    1,416,339 shares of common stock of the Issuer, upon conversion of all $5,500,000 principal amount of Issuer's 6.00% Convertible Senior Notes due 2021 (the "Notes") held by Reporting Persons, based on a conversion rate of
    257.5163 shares of Common Stock per $1,000 principal of such Notes.

(b) Percent of Class:

    7.2% of the common stock of the Issuer, based upon the amount outstanding as reported in Issuer's most recent quarterly report, and that number of shares of stock that would be issued to effect the conversion of the Notes held by Telemetry Securities, L.L.C.

(c) Number of shares as to which such person has:

	(i) Sole power to vote or to direct the vote:
            0

	(ii) Shared power to vote or to direct the vote:
       	     *

	(iii) Sole power to dispose or to direct the disposition of:
	    0

	(iv) Shared power to dispose or to direct the disposition of:
	     *

Instruction: For computations regarding securities which represent a right to acquire an underlying security see s240.13d(1).

* This report on Schedule 13G/A is being jointly filed by (i) Telemetry Securities, L.L.C., (ii) Telemetry Investments, L.L.C. as investment adviser to Telemetry Securities, L.L.C., (iii) Andrew J. Schorr as a manager and member of Telemetry Investments, L.L.C. and (iv) Daniel P. Schorr as the other manager and member of Telemetry Investments, L.L.C.

As of December 31, 2017, Telemetry Securities, L.L.C. holds $5,500,000 of the Issuer's 6.00% Convertible Senior Notes due 2021 (the "Notes"). The Notes are convertible based on a conversion rate of 257.5163 shares of Common Stock per $1,000 principal of the Notes. Based on the foregoing, upon conversion, Telemetry Securities, L.L.C. would be entitled to receive 1,416,339 shares of common stock of the issuer.

Such shares are deemed to be beneficially owned (a) directly by Telemetry Securities, L.L.C. and (b) indirectly by Telemetry Investments, L.L.C. as investment adviser to Telemetry Securities, L.L.C.and (c) indirectly by each of Andrew J. Schorr and Daniel P. Schorr as managers and members of Telemetry Investments, L.L.C.

The beneficial ownership percentage of 7.2% of the class is based upon 18,173,007 shares outstanding of the Issuer, as set forth in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2017, filed with the Securities and Exchange Commission on November 21, 2017, and includes an additional 1,416,339 shares issuable to Telemetry Securities, L.L.C. upon the conversion of the Notes.


Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following / /.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Telemetry Fund I, L.P. is the sole member of Telemetry Securities, L.L.C. As such, it and its partners have an indirect right in the proceeds of the Notes, the shares issuable upon conversion of the Notes, and dividends, if any, payable in respect of such shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired
	the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable



CUSIP No. 98420P100             Schedule 13G/A                    Page 8 of 9

Item 10. Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              February 14, 2018
                                        ______________________________
                                                    (Date)


TELEMETRY INVESTMENTS, L.L.C.

By:  /s/   Andrew Schorr
    ______________________________
	Name:  Andrew Schorr
	Title: Chief Executive Officer


TELEMETRY SECURITIES, L.L.C.

By: Telemetry Investments, L.L.C., its Investment Manager

By:  /s/   Andrew Schorr
    ______________________________
	Name:  Andrew Schorr
	Title: Chief Executive Officer



     /s/   Andrew Schorr
    ______________________________
        Andrew Schorr



     /s/   Daniel Schorr
    ______________________________
        Daniel Schorr



CUSIP No. 98420P100             Schedule 13G/A                    Page 9 of 9

		               EXHIBIT A
	        	JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on this Schedule 13G/A Amendment 2, dated February 14, 2018 (the "Schedule 13G/A"), with respect to the Shares of Xtant Medical Holdings, Inc. is filed, and all further amendments thereto will be filed, on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to this Schedule 13G/A. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13G/A, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 14th day of February, 2018.


TELEMETRY INVESTMENTS, L.L.C.

By:  /s/   Andrew Schorr
    ______________________________
        Name:  Andrew Schorr
        Title: Chief Executive Officer


TELEMETRY SECURITIES, L.L.C.

By: Telemetry Investments, L.L.C., its Investment Manager

By:  /s/   Andrew Schorr
    ______________________________
        Name:  Andrew Schorr
        Title: Chief Executive Officer



     /s/   Andrew Schorr
    ______________________________
        Andrew Schorr



     /s/   Daniel Schorr
    ______________________________
        Daniel Schorr